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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                     NOTICE OF PROPOSED SALE OF SECURITIES
             PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

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                                                              SEC USE ONLY
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                                                        DOCUMENT SEQUENCE NO.

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                                                        CUSIP NUMBER

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                                                        WORK LOCATION

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1 (a) NAME OF ISSUER (Please type or print)

      Max Re Capital Ltd.

  (b) IRS IDENT. NO

      N/A

  (c) SEC FILE NO

      000-33047

  (d) ADDRESS STREET        CITY        STATE           ZIP CODE

      Ascot House, 28 Queen Street, Hamilton, HM 11, Bermuda

  (e) TELEPHONE NO.

      AREA CODE         NUMBER

      441               296-8800

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

      Eric Blattman

  (b) IRS IDENT. NO

      N/A

  (c) RELATIONSHIP TO ISSUER

      None

  (d) ADDRESS STREET        CITY        STATE           ZIP CODE

      112 Rowayton Avenue, Rowayton, CT 06853

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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

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3 (a) Title of the Class of Securities To Be Sold

      Common Shares

  (b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities

      Prudential Securities Inc.
      17 Squadron Boulevard
      New City, New York 10956

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SEC USE ONLY
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Broker-Dealer
 File Number

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  (c) Number of Shares or Other Units To Be Sold (See instr. 3(c))

      20,000

  (d) Aggregate Market Value (See instr. 3(d))

      $296,800

  (e) Number of Shares or Other Units Outstanding (See instr. 3(e))

      39,600,000

  (f) Approximate Date of Sale (See instr. 3 (f))  (MO  DAY  YR)

      03/12/2002

  (g) Name of Each Securities Exchange (See instr. 3 (g))

      NASDAQ
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INSTRUCTIONS:
1. (a) Name of Issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's I.R.S. identification number, if such person is an entity
   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (d) Such person's address, including zip code

3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate date on which the securities are to be sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                SEC 1147 (10-00)

                        TABLE I - SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of    Date you        Nature of              Name of Person from Whom Acquired           Amount of         Date of   Nature of
the Class   Acquired   Acquisition Transaction   (If gift, also give date donor acquired)   Securities Acquired   Payment   Payment
---------   --------   -----------------------   ----------------------------------------   -------------------   -------   -------
Common      3/31/00    Private Placement        Max Re Capital Ltd.                        20,000                3/09/00   Cash
Shares

INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.


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              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

      Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address       Title of       Date of      Amount of
  of Seller        Securities Sold     Sale     Securities Sold   Gross Proceeds
----------------   ---------------    -------   ---------------   --------------
    N/A                  N/A            N/A          N/A              N/A

REMARKS:




INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

02/13/02
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DATE OF NOTICE


ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

/s/ Eric Blattman
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(SIGNATURE)


The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

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ATTENTION: Intentional misstatements or omission of facts constitute Federal
           Criminal Violations (See 18 U.S.C. 1001)
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                                                                SEC 1147 (10-00)